SCHEDULE I TO FORM 3 FILED BY LITHIUM NICKEL ASSET HOLDING COMPANY I, INC.

The securities acquired by the Reporting Person and reported in this Form 3 were acquired by the Reporting Person and reported in this Form 3 were acquired on April 5, 2006 in connection with and pursuant to the closing under an Asset Purchase Agreement by and among EEI Acquisition Co., LLC, Electro Energy Inc. and the Reporting Person, dated as of March 31, 2006 (the "Asset Purchase Agreement"). Under the Asset Purchase Agreement, the securities that are the subject of this Schedule 13D were issued to the Reporting Person as consideration for the sale of certain assets acquired by the Reporting Person from an entity known as Battery Park Industries, Inc. The consideration received by the Reporting Person for the sale of such assets consisted of (i) 5,750,000 unregistered shares of Common Stock (the "Stock Consideration"), (ii) warrants to purchase up to 1,000,000 shares of the Common Stock at an exercise price of $7.00 per share (subject to adjustment), all of which are exercisable within 60 days of the day hereof (the "Lease Warrants") and (iii) warrants to acquire an additional 2,000,000 shares of Common Stock (the "Purchase Warrants") which do not vest until satisfaction of a condition based upon a quantity of sales by the Issuer of a condition based upon a quantity of sales by the Issuer at the Issuer's Gainesville, Florida facility, the Reporting Person believes that it would be impossible to satisfy such condition within the next 60 days. 1,000,000 shares of the Stock Consideration are to be held in escrow pursuant to an Escrow Agreement in order to secure the Reporting Person's indemnification obligations under the Asset Purchase Agreement. Pursuant to the Order Authorizing Sale, Transfer and Conveyance of substantially all Real and Personal Property dated December 5, 2005 issued by the United States Bankruptcy Court, Northern District of Florida, Gainesville Division, in Moltech Power Systems, Inc. n/k/a Battery Park Industries, Inc., Debtor, Chapter 11 Case No. 01-00335-GVL1, Energizer Holdings, Inc. has been granted a lien on 17.3% of the 5,750,000 shares of Common Stock issued to the Reporting Person, in order to secure an obligation to Energizer in the referenced bankruptcy action.